Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.
(Formerly NNN Healthcare/Office REIT, Inc.)

SUPPLEMENT NO. 20 DATED DECEMBER 10, 2007
TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, as supplemented by Supplement No. 7 dated May 9, 2007, Supplement No. 8 dated May 25, 2007, Supplement No. 9 dated June 20, 2007, Supplement No. 10 dated July 17, 2007, Supplement No. 11 dated August 8, 2007, Supplement No. 12 dated August 17, 2007, Supplement No. 13 dated September 12, 2007, Supplement No. 14 dated September 20, 2007, Supplement No. 15 dated October 9, 2007, Supplement No. 16 dated October 11, 2007, Supplement No. 17 dated October 31, 2007, Supplement No. 18 dated November 21, 2007 and Supplement No. 19 dated November 29, 2007 relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 20 is to disclose:

•	the status of our initial public offering;

•	the merger of our sponsor with a subsidiary of Grubb & Ellis Company and our name change to Grubb & Ellis Healthcare REIT, Inc.;

•	new permanent financing for Kokomo Medical Office Park in Kokomo, Indiana; and

•	our entry into an interest rate swap agreement in connection with the secured loan on Kokomo Medical Office Park.

Status of Our Initial Public Offering

As of November 23, 2007, we had received and accepted subscriptions in our offering for 19,197,348 shares of our common stock, or approximately $191,736,000, excluding shares issued under our distribution reinvestment plan.

Merger of Our Sponsor with Grubb & Ellis Company

On December 7, 2007, our sponsor, NNN Realty Advisors, Inc., or NNN Realty Advisors, merged with and into a wholly owned subsidiary of Grubb & Ellis Company, or Grubb & Ellis. The transaction was structured as a reverse merger whereby stockholders of NNN Realty Advisors received shares of Grubb & Ellis in exchange for their NNN Realty Advisors shares and, immediately following the merger, former NNN Realty Advisor stockholders own approximately 59% of Grubb & Ellis. Additionally, six of the nine post-merger directors of Grubb & Ellis were directors of NNN Realty Advisors prior to the merger, including the current Grubb & Ellis Chairman of the Board, Anthony W. Thompson. Scott D. Peters, the Chief Executive Officer, President and a Director of NNN Realty Advisors, our Chairman of the Board, Chief Executive Officer and President and the Chief Executive Officer of our advisor, also now serves as the Chief Executive Officer, President and a Director of Grubb & Ellis. As a result of the merger, we now consider Grubb & Ellis to be our sponsor.

Upon Grubb & Ellis becoming our sponsor, we changed our name from “NNN Healthcare/Office REIT, Inc.” to “Grubb & Ellis Healthcare REIT, Inc.”

Kokomo Office Medical Park Permanent Financing

On December 5, 2007, we, through NNN Healthcare/Office REIT Kokomo Medical Office Park, LLC, entered into a secured loan, or the Kokomo loan, with Wachovia Financial Services, Inc., or Wachovia Financial. The Kokomo loan is evidenced by a loan agreement and a promissory note in the principal amount of $8,300,000, or the Kokomo note. The cash proceeds, net of closing costs, of approximately $8,249,000, were used to reimburse funds that we originally used to finance the acquisition of the Kokomo Medical Office

Park located in Kokomo, Indiana, or the Kokomo property, which we acquired on August 30, 2007. The Kokomo note is secured by a Mortgage, Assignment, Security Agreement and Fixture Filing on the Kokomo property, and a Repayment Guaranty by which we unconditionally and irrevocably guarantee the obligations as listed in the Repayment Guaranty and those arising under the ISDA Agreement (as described below). The loan matures on November 30, 2010, but may be extended for two consecutive 12-month periods, each subject to satisfaction of certain conditions, including payment of an extension fee equal to 0.125% of the principal balance then outstanding plus undisbursed loan proceeds. The loan provides for monthly interest-only payments due on the first day of each calendar month. At our option, the loan bears interest at per annum rates equal to: (a) 30-day LIBOR plus 1.40%; or (b) the Prime Rate, as announced by Wachovia Financial from time to time. If any monthly installment that is due is not received by Wachovia Financial on or before the 15th day of each month, the loan provides for a late charge equal to 4.0% of such monthly installment. In the event of a default, the loan also provides for a default interest rate of 4.0% per annum plus the greater of the LIBOR Rate or the Prime Rate. The loan may be prepaid in whole or in part, without paying a prepayment premium. The loan documents contain certain customary representations, warranties, covenants and indemnities.

Entry into an Interest Rate Swap Agreement with Wachovia Bank, National Association

On December 5, 2007, we, through NNN Healthcare/Office REIT Kokomo Medical Office Park, LLC, executed an interest rate swap agreement, as amended, or the ISDA Agreement, with Wachovia Bank, National Association, in connection with the Kokomo loan (described above). As a result of the ISDA Agreement, the Kokomo loan bears interest at a fixed rate of 5.86% per annum from December 5, 2007 through November 30, 2010 and provides for monthly interest-only payments due on the first business day of each calendar month commencing on January 2, 2008.